

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 25, 2008

Via U.S. Mail and Facsimile

Michael A. Gerlich
Chief Financial Officer
Gastar Exploration Ltd.
1331 Lamar Street, Suite 1080
Houston, Texas 77010

> **Re:** **Gastar Exploration Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2008**
> **File No. 1-32714**

Dear Mr. Gerlich:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide a revised form of proxy that complies fully with Exchange Act Rule 14a-4. We note, for example, the statement that "At the said discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matters that may be properly brought before the meeting or any adjournment thereof, in such manner as such proxy, in such proxyholder's sole judgment, may determine." Refer to Rule 14a-4(a), 14a-4(b), 14a-4(c) and 14a-4(e). We may have additional comments.

Proposal 4. To adopt a special resolution authorizing our Board of Directors, page 40

2. The reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please discuss them in necessary detail. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

3. Please describe the factors that you will use in determining the final stock split ratio.

4. Provide tabular or similar disclosure to show clearly for at least a 1-for-2 and a 1-for-5 reverse split the number of shares of your common stock that will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved.

5. Discuss the dilutive effects of the reverse stock split on your current shareholders.

6. Describe the potential anti-takeover effects of the increase in your authorized shares that will result from the stock split. State whether there are other provisions of your articles, bylaws, employment agreements or credit agreements that have material anti-takeover consequences. If not, please so state.

7. If true, expand the disclosure under "Fractional Shares" at page 41 to make clear that as a consequence of the rounding, there would be no change to the number of shareholders in the event of the reverse stock split you describe.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jim Prince (713-739-0458)
        Sean Donahue